VIA EDGAR

April 30, 2025

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Tara Harkins, Gary Newberry

Re:	Kymera Therapeutics, Inc.

  Form 10-K for Fiscal Year Ended December 31, 2024

  File No. 001-39460

Ladies and Gentlemen,

Kymera Therapeutics, Inc. (the “Company,” “we,” “us” or “our”) is submitting this letter in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated April 25, 2025 (the “Comment Letter”), relating to the Company’s Form 10-K for the fiscal year ended December 31, 2024 filed with the Commission on February 27, 2025 (the “Form 10-K”). For your convenience, the Staff’s comment is reproduced in bold type below, followed by the Company’s response thereto.

Form 10-K for Fiscal Year Ended December 31, 2024

Note 13 - Net Loss per Share, page F-32

1.	We note the 15.2 million pre-funded warrants outstanding disclosed in Note 1 and the risk of potential dilution described on page 76. Please revise future filings to provide the following:

•	Reconcile the denominator used for basic per share computations to show the effect of all securities that impact earnings per share. Refer to ASC 260-10-50-1 and 260-10-55-53.

•

Describe any reasonably likely material changes in the mix of your capital resources necessary to understand your financial condition due to the dilution of the warrants within your MD&A in Item 7. Refer to Item 303(b)(1)(ii)(B) of Regulation S-K.

Response: In response to the Staff’s comment, in future filings beginning with the Company’s Form 10-Q for the fiscal quarter ended March 31, 2025, as appropriate, the Company will reconcile the denominator used for basic per share computations to show the effect of all securities that impact earnings per share and describe any reasonably likely material changes in the mix of the Company’s capital resources necessary to understand the Company’s financial condition due to the dilution of the warrants within the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.

April 30, 2025

If you or any other member of the Staff have any questions regarding the foregoing responses, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please do not hesitate to contact the undersigned at (857) 285-5314.

Sincerely,

/s/ Bruce Jacobs
Bruce Jacobs
Chief Financial Officer